UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

OVERTECH CORP.

(Name of Issuer)

SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

69037T 10 8

 (CUSIP Number)

ELMEDINA ADZEMOVIC

Waiblingerstrasse 34

70372 Stuttgart, Germany

+49 157 89 469 537

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 2, 2014

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69037T 10 8

1.

Names of Reporting Person:

ELMEDINA ADZEMOVIC

2.

Check the Appropriate Box if a Member of a Group (See Instructions)

a.

[  ]

b.

[  ]

NOT APPLICABLE

3.

SEC Use Only:

4.

Source of Funds (See Instructions):

00

5.

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

N/A

6.

Citizenship or Place of Organization:

GERMAN

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.

Sole Voting Power:

1,700,000 shares of common stock

__________________________________________________________________________________________

8.

Shared Voting Power:

N/A

__________________________________________________________________________________________

9.

Sole Dispositive Power:

1,700,000 shares of common stock

__________________________________________________________________________________________

10.

Shared Dispositive Power:

N/A

__________________________________________________________________________________________

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:  1,700,000 shares of common stock

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.

Percent of Class Represented by Amount in Row (11):

57.8%

__________________________________________________________________________________________

14.

Type of Reporting Person (See Instructions):

IN

__________________________________________________________________________________________

CUSIP No. 69037T 10 8

ITEM 1.

SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D Statement relates is Shares of Common Stock, par value $0.001 per share, of Overtech Corp. (the “Issuer”).  The principal executive office of the Issuer is located at Waiblingerstrasse. 34, 70372 Stuttgart, Germany.

ITEM 2.

IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Dr. Elmedina Adzemovic (the “Reporting Person”).  The business address of the Reporting Person is at Waiblingerstrasse. 34, 70372 Stuttgart, Germany.

The Reporting Person is the Chief Executive Officer, President, Chief Financial Officer, Secretary, Treasurer and sole Director of Overtech Corp.  The Reporting Person has worked for over ten years as a general practitioner, specializing in old age care and palliative care.  The Reporting Person does not hold, and has not previously held, any directorships in any other reporting companies.

During the past five years, the Reporting Person has not been:

(a)

convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or

(b)

a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a German citizen.

ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person is the beneficial owner of 1,700,000 shares of Common Stock of the Issuer (the “Shares”).

On July 2, 2014, the Reporting Person acquired 1,700,000 restricted shares of the Issuer’s common stock (the “Restricted Shares”) in a private transaction with Pavel Rozum, the Issuer’s former officer and director.  The Reporting Person received the Shares in consideration of her agreement to act as a director and officer of the Issuer.

ITEM 4.

PURPOSE OF TRANSACTION.

The 1,700,000 Restricted Shares acquired by the Reporting Person were acquired for investment purposes.

As of the date hereof, except as otherwise disclosed above, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a)

the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)

an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)

a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)

any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e)

any material change in the present capitalization or dividend policy of the Issuer;

CUSIP No. 69037T 10 8

(f)

any other material change in the Issuer’s business or corporate structure;

(g)

changes in the Issuer’s Articles of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)

any action similar to any of those enumerated above.

The Reporting Person may consider changing the business of the Issuer to a business that is related to her area of expertise.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER.

(a)

Aggregate Beneficial Ownership:

As of the date of this Report, the Reporting Person beneficially owns 1,700,000 Shares of Common Stock of the Issuer.  The 1,700,000 Shares of Common Stock are held directly by the Reporting Person.

The 1,700,000 Shares of Common Stock beneficially owned by the Reporting Person represents approximately 57.8% of the Issuer’s outstanding Shares of Common Stock based on 2,940,000 Shares of Common Stock outstanding after taking into effect the cancellation of 4,300,000 shares held by the former director, Pavel Rozum, as at July 2, 2014.

(b)

Power to Vote and Dispose of the Issuer Shares:

The Reporting Person has the sole power to vote or to direct the vote of the Shares held by her and has the sole power to dispose of or to direct the disposition of the Shares held by her.

(c)

Transactions Effected During the Past 60 Days:

The information required by this Item 5(c) is provided in Items 3 and 4 above.

(d)

Right of Others to Receive Dividends or Proceeds of Sale:

No person has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the Shares other than the Reporting Person.

(e)

Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS.

None.

CUSIP No. 69037T 10 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 4, 2014
Date
/s/ Elmedina Adzemovic
Signature
ELMEDINA ADZEMOVIC
Name/Title